Exhibit 77C

Morgan Stanley Frontier Emerging Markets Fund, Inc.

Meeting Date: August 22, 2012



Approval of an Agreement and Plan of Reorganization between Morgan Stanley Frontier Emerging Markets
Fund, Inc. ("Acquired Fund") and Morgan Stanley
Institutional Fund, Inc., on behalf of the Frontier
Emerging Markets Portfolio ("Acquiring Fund"), under which the assets and liabilities of the Acquired Fund will be transferred to the Acquiring Fund.

For		3,854,381
Against		74,455
Abstain 	6,850